Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)
Notes to Statement of Financial Condition
June 30, 2016

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Wunderlich Securities, Inc. (the Company) is a fully disclosed broker-dealer of investment securities as well as a registered investment adviser and is registered with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The Company is a full-service brokerage firm incorporated under the laws of the state of Tennessee, and has 30 branch offices in 18 states. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc. (WIC).

The Company is a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by the clearing broker-dealer.

Clearing Arrangement

All customer accounts, other than certain mutual funds and annuities, are carried with First Clearing, LLC (First Clearing), a member of the New York Stock Exchange, and Merrill Lynch, Pierce, Fenner & Smith, Inc. (ML), a member of the New York Stock Exchange. The Company's commissions are collected by First Clearing and ML as the Company's clearing firms. The clearing firms remit the commissions, net of clearing charges, to the Company at least monthly. The Company terminated its clearing agreement with National Financial Services, LLC in April of 2016.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)
Notes to Statement of Financial Condition
June 30, 2016

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Summary of Significant Accounting Policies

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Securities Transactions

Proprietary securities transactions and related revenues and expense are recorded on the trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from clearing organizations on the statement of financial condition.

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Receivables From Clearing Organizations

Receivables relating to trades pending settlement are netted in receivable from clearing organizations in the statement of financial condition, netted by clearing organization.

The Company maintains a margin account with First Clearing and ML. Depending on the Company's cash needs or the amount of securities inventory at the time, these accounts may represent excess cash on deposit or a margin loan payable.

Allowance for Doubtful Accounts

The Company recognizes an allowance for losses on forgivable loans in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable receivables considered at risk or uncollectable.

Property and Equipment

Property and equipment are recorded at cost. The Company utilizes the straight-line method of depreciation over the estimated useful lives of the assets; property and equipment three to seven years.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)
Notes to Statement of Financial Condition
June 30, 2016

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets

Intangible assets that are determined to have finite lives, are amortized based upon the estimated economic benefits received. All intangible assets are reviewed annually for impairment. An impairment loss is recognized if the carrying value of the intangible asset is not recoverable and exceeds fair value. The carrying value of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset.

Income Taxes

The Company is included in the consolidated federal income tax return of WIC. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from WIC.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and not operating loss carry-forwards for financial reporting and tax reporting purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended June 30, 2016, management has determined that there are no material uncertain income tax positions. The Company files U.S. Federal tax returns as well as returns with various state and local jurisdictions. The Company generally is no longer subject to U.S. Federal, state and local tax examination by tax authorities for years prior to fiscal year 2012.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)
Notes to Statement of Financial Condition
June 30, 2016

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue From Contracts with Customers (Topic 606), (ASU 2014-09) which supercedes current revenue recognition guidance. ASU 2014-09 requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue that is recognized. The FASB has approved a one-year deferral of this standard and this pronouncement is now effective for annual reporting periods beginning after December 31, 2018, including interim periods within that reporting period, and is to be applied using one of two retrospective application methods, with early application not permitted. The Company is currently evaluating the impact the new guidance will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842)(ASU 2016-02). ASU 2016-02 requires the recognition of assets and liabilities on the balance sheet related to the rights and obligations created by lease agreements regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classifcation as a finance or operating lease. ASU 2016-02 requires new disclosures to help financial statement users better understand the amount, timing, and cash flows arising from leases. The new guidance is first effective for the period beginning July 1, 2019 with early adoption permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statements.

NOTE 2 - RECEIVABLE FROM CLEARING ORGANIZATIONS

Receivables from clearing organizations at June 30, 2016, consist of the following:

Clearing Deposit, First Clearing	$ 251,840
Clearing Deposit, ML	1,101,648
Clearing Deposit, National Securities Clearing Corp	5,000
Receivable from Clearing Organizations	23,925,003
Fees and Commissions Receivable/Payable, net	2,450,062
Margin Accounts - Cash Balance	11,924,843
	$ 39,658,396

The Company clears certain of its proprietary transactions through clearing organizations. Cash and financial instruments owned and held at the clearing organizations may collateralize securities sold not yet purchased and amounts payable, and may serve to satisfy regulatory capital or margin requirements.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)
Notes to Statement of Financial Condition
June 30, 2016

NOTE 3 - FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized with the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 – Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government agency securities – U.S. Government agency securities are comprised of agency issued debt. Agency issued debt securities are generally valued in a manner similar to U.S. Government securities and are categorized in Level 2 of the hierarchy.

Certificates of deposit – Certificates of deposit are comprised of two main categories consisting of securities traded on national exchanges and securities that are privately held by banks. These securities are valued based on market quotations when available or at the principal balance provided the maturity is less than one year and are typically categorized as Level 1 or Level 2 within the fair value hierarchy.

Equity securities (common & preferred stock and equity options) – Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level 1 in the fair value hierarchy. Preferred stock and other equities traded on inactive markets or valued by reference to similar instruments are categorized in Level 2.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)
Notes to Statement of Financial Condition
June 30, 2016

NOTE 3 - FAIR VALUE MEASUREMENT (continued)

Fixed income securities – Fixed income securities are comprised of corporate bonds and municipal securities. The fair value of these securities is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

U.S. Government securities – U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotation. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

The following table is a summary of the levels used, as of June 30, 2016, in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets				
Securities Owned:				-
U.S. Government Agency Securities	$ -	$ 19,095	$ -	$ 19,095
Equity Securities	4,076,229	-	-	4,076,229
Fixed Income Securities:				
Municipal Securities	-	694,284	-	694,284
Certificates of Deposit	-	274,202	-	274,202
Corporate Bonds	-	243,269	-	243,269
	$ 4,076,229	$ 1,230,850	$ -	$ 5,307,079
Liabilities				
Securities sold, not yet purchased:				
Equity Securities	$ 19,565,389	$ -	$ -	$ 19,565,389
U.S. Government Agency Securities	-	50,612	-	50,612
	$ 19,565,389	$ 50,612	$ -	$ 19,616,001

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)
Notes to Statement of Financial Condition
June 30, 2016

NOTE 4 - BUSINESS COMBINATION

On December 14, 2012, the Company entered into a definitive agreement with Sanders Morris Harris (SMH) to acquire three wealth management branches from SMH.

The consideration paid to SMH was a contingent earn-out over a three-year term and was determined based on the production of the financial advisors who joined the Company. For the fiscal year ended June 30, 2013, the Company recognized a liability of $1,395,000 for the present value of the estimated earn-out payments over the three-year period. During the year ended June 30, 2016, earn-out stipulations were not met and the remaining liability of $325,000 was written off.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and Equipment and the related accumulated depreciation and amortization at June 30, 2016, consisted of the following:

Furniture and Fixtures	$ 2,369,250
Office Equipment	2,458,346
Computers	2,179,014
Software	2,101,642
Leasehold Improvements	1,783,239
Fixed Asset Credits	(72,175)
	10,819,316
Less Accumulated Depreciation and Amorization	(8,097,090)
	$ 2,722,226

NOTE 6 - PROFIT-SHARING PLAN

The Company has a 401(k) profit-sharing plan for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches 50 percent of employees' contributions up to 4 percent of employees' eligible compensation. In addition to this match, the Company may make discretionary profit-sharing contributions to this plan. However, for the year ended June 30, 2016 no such contributions were made. Employees become fully vested in employer contributions after three years of service.

NOTE 7 - FORGIVABLE LOANS

The Company has entered into employment agreements with certain employees. The Company has advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for the Company to forgive these advances over the respective employment periods which range from 30 to 84 months. The advances are expensed ratably over the term of the agreements.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)
Notes to Statement of Financial Condition
June 30, 2016

NOTE 8 - RELATED-PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of WIC. Through the common ownership of WIC, the Company has the following sister companies: Wunderlich Capital Management, Inc. (WCM), Manhattan Investment Management Services, Inc. (MIMS), Fiduciary Financial Services, Inc. (FFSS), Medallion Investment Solutions, LLC (Medallion), and Wunderlich Loan Capital Corp (WLCC).

From time-to-time the Company engages in transactions with these related parties. Transactions with WIC include allocation of overhead expenses, payment of expenses on behalf of WIC, sharing in management fees due to shareholders, and cash transfers for repayment of amounts due and for operating purposes. Transactions with sister companies include payment of expenses on their behalf and cash transfers for repayment of amounts due and for operating purposes.

The Company had the following receivables from and payables to its parent and sister companies that arose during the ordinary course of business as of June 30, 2016:

Receivable from Affiliates, net:

WLCC	$ 77,426
WCM	9,018
FFSS	45,904
	$ 132,348

Payable to Affiliates, net:

Medallion	$ 817,192
WIC	1,448,894
	$ 2,266,086

NOTE 9 - INTANGIBLE ASSETS

Intangible assets at June 30, 2016, consisted of the following:

	Asset Life (Years)	Cost	Accumulated Amortization	Net Carrying Value
Amortizable Intangible Assets:				
Employee Agreements	3 to 5	$ 126,600	$ (126,600)	$ -
Customer Relationships	10	2,600,000	(920,834)	1,679,166
Representative Relationships	<1 to 7	1,128,100	(1,128,100)	-
		$ 3,854,700	$ (2,175,534)	$ 1,679,166
Non-Amortizable Intangible Assets:				
Trade Name		42,500	-	42,500
		$ 3,897,200	$ (2,175,534)	$ 1,721,666

As indicated above, customer relationships have an asset life of 10 years; therefore, the amortization expense associated with this asset will be $260,000 annually over the next six fiscal years.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)
Notes to Statement of Financial Condition
June 30, 2016

NOTE 10 - INCOME TAXES

The tax effects of the temporary differences that give rise to significant positions of the deferred tax assets at June 30, 2016 are as follows:

Deferred Tax Assets Related to:		
Net Operating Loss Carryforwards	$	11,050,023
Deferred Revenue		473,437
Property and Equipment, Net		9,051
Intangible Assets, Net		228,687
Accrued Straight-line Rent		134,575
Accrued Bonus		263,541
Other Items		716,800
	$	12,876,114
Deferred Tax Liabilities Related to:		
Property and Equipment, Net	$	(453,117)
Intagible Assets, Net		(442,893)
	$	(896,010)
Valuation Allowance	$	(11,980,104)
Net Deferred Tax Asset	$	0

As of June 30, 2016, the Company had net operating loss carryforwards for federal and state tax purposes. The state net operating loss carryforwards amounted to approximately $17,737,000 and expire beginning June 30, 2024. The federal net operating loss carryforwards amounted to approximately $30,085,000 and expire beginning June 30, 2030.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)
Notes to Statement of Financial Condition
June 30, 2016

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and equipment under various lease agreements. At June 30, 2016, future minimum lease payments, including escalation costs, under leases which have initial or remaining terms of one year or more, were as follows:

2017	$ 5,577,403
2018	4,077,562
2019	2,934,755
2020	1,012,812
2021	240,329
Thereafter	-
	$ 13,842,861

As part of its building leases, the Company obtained letters of credit from banks during the year ended June 30, 2016, in the amount of $139,750 for its New York City building lease on Madison Avenue and $112,000 for its New York City building lease on 52nd Street. The Madison Avenue letter of credit is secured by a certificate of deposit valuing at or above the stated amount of the letter of credit. The 52nd Street letter of credit is unsecured.

Legal Matters

The Company is involved in various legal and regulatory matters arising in the ordinary course of business; however, management does not believe that any ongoing pending or threatened litigation or regulatory matter will materially affect the Company.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)
Notes to Statement of Financial Condition
June 30, 2016

NOTE 12 - SUBORDINATED LIABILITIES

The Company has a seven year subordinated note payable to a clearing organization in the amount of $415,715 as of June 30, 2016. The note requires seven annual principal installment payments of $121,429 plus accrued interest at the prime rate plus 1.00%, which was 4.25% at June 30, 2016. The installment payments are due on the anniversary date of the loan beginning October 31, 2013.

The Company has a seven year subordinated note payable to a clearing organization in the amount of $642,857 as of June 30, 2016. The note requires seven annual principal installment payments of $214,286 plus accrued interest at the prime rate plus 0.25%, which was 3.50% at June 30, 2016. The installment payments are due on the anniversary date of the loan beginning September 30, 2012.

The Company has a seven year subordinated note payable to a clearing organization in the amount of $2,142,857 as of June 30, 2016. The note requires seven annual principal installment payments of $357,143 plus accrued interest at the prime rate plus 2.00%, which was 5.25% at June 30, 2016. The installment payments are due on the anniversary date of the loan beginning January 31, 2016.

As of June 30, 2016, the Company has a $9 million temporary subordinated loan from an unrelated third party and its parent to support an underwriting transaction. The loan bears interests at 3.25% and is due August 10, 2016. The base underwriting transaction priced on June 28, 2016 and settled on July 1, 2016. As of June 30, 2016, the Company had a short position related to this underwriting equal to the 15% underwriter's over-allotment option or $19.6 million. The Company exercised its option on July 6, 2016 and settled the transaction on July 11, 2016. The Company repaid $5.5 million of the subordinated loan on July 6, 2016 and repaid the remaining $3.5 million of the note on July 13, 2016.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings, when outstanding, are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At June 30, 2016, future maturities of debt are as follows:

2017	$ 9,692,857
2018	692,857
2019	692,857
2020	478,573
2021	357,143
Thereafter	357,142
	$ 12,271,429

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)
Notes to Statement of Financial Condition
June 30, 2016

NOTE 13 - OFF-BALANCE SHEET RISK, CONCENTRATION OF CREDIT RISK AND GUARANTEES

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

The Company conducts business with several broker-dealers and clearing organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company maintains cash balances at creditworthy financial institutions in bank accounts that, at times, may exceed the $250,000 insured limit set by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 14 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. At June 30, 2016, the Company had net capital of $15,368,349, which was $13,707,818 in excess of its required net capital of $1,660,531, and the Company's net capital percentage was 162.